SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

US LEC CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, Par Value $0.01 Per Share

Granted Prior to January 1, 2006

(Title of Class of Securities)

90331S 109

(CUSIP Number of Class of Securities)

(Underlying Class A Common Stock)

Aaron D. Cowell, Jr.

President and Chief Executive Officer

US LEC Corp.

Morrocroft III

6801 Morrison Boulevard

Charlotte, North Carolina 28211

(704) 319-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Barney Stewart III

Thomas H. O’Donnell, Jr.

Moore & Van Allen PLLC

100 North Tryon Street, Suite 4700

Charlotte, North Carolina 28202-4003

(704) 331-1000

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $905	Filing party: US LEC Corp.
Form or Registration No.: 5-54177	Schedule TO Date filed: February 23, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-l.

☒  issuer tender offer subject to Rule l3e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule l3D under Rule l3d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment to Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on February 23, 2006 (the “Schedule TO”) relating to US LEC Corp.’s offer to exchange certain outstanding stock options for new stock options.

Item 1 of the Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement to Offer to Exchange Certain Outstanding Options for New Options, a copy of which is attached hereto as Exhibit (a)(12) (the “Supplement”), is incorporated herein by reference.

Item 2(a) of the Schedule TO is amended and supplemented to delete the last sentence in the paragraph and to add the following sentence to the end of the paragraph: The information set forth in the Offer to Exchange under the heading Section 15 (“Information Concerning US LEC Corp.”) and the information set forth in the Supplement is incorporated herein by reference.

Item 4(a) of the Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement is incorporated herein by reference.

Item 7(b) of the Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement is incorporated herein by reference.

Item 10(a) of the Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement and on pages 34 through 52 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005 is incorporated herein by reference.

Item 12 of the Schedule TO is amended to refer to new Exhibits (a)(11), (a)(12) and (a)(13), each of which are filed with or incorporated by reference into this Amendment to Schedule TO.

Item 12.     Exhibits

(a)(11)         Annual Report on Form 10-K for fiscal year ended December 31, 2005

    (12)       Supplement to Offer to Exchange, dated March 13, 2006.

(13)	Email to Offerees from Option Exchange Offer Administrator dated March 13, 2006

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule TO is true, complete and correct.

US LEC CORP.
/s/ J. Lyle Patrick J. Lyle Patrick
Executive Vice President, Finance and Chief Financial Officer

Date: March 13, 2006

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(11)	Annual Report on Form 10-K for fiscal year ended December 31, 2005.

(a)(12)	Supplement to Offer to Exchange, dated March 13, 2006.

(a)(13)	Email to Offerees from Option Exchange Offer Administrator dated March 13, 2006.